Consent of Author

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Toronto Stock Exchange

April 16, 2007

Dear Sirs, Mesdames:

Re:         Endeavour Silver Corp.

In regard to the filing of the technical report entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Project Durango State, Mexico” dated April 16, 2007 (the “Technical Report”), the undersigned hereby consents to:

(a)	The filing of the Technical Report, with the regulatory authorities referred to above.

Yours Sincerely,

MICON INTERNATIONAL LIMITED

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

micon INTERNATIONAL CO LIMITED | mineral industry consultants

CONSENT OF AUTHOR

April 16, 2007

Dear Sirs, Mesdames:

Re: Endeavour Silver Corp.

Yours truly,

For MICON INTERNATIONAL CO LIMITED

Dibya Kanti Mukhopadhyay

Dibya Kanti Mukhopadhyay, M.Sc., MAusIMM
Membership No. 225557
Senior Mineral Resource Geologist

Micon International Co Limited. Suite 10, Keswick Hall, Keswick, Norwich, Norfolk, U.K., NR4 6TJ
Telephone (44) (1603)-501501 Fax (44) (1603)-507007 E-mail office@micon-international.co.uk. Registered no. 4026319, England.

CONSENT OF AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
TSX Toronto Stock Exchange

April 16, 2007

Dear Sirs, Mesdames:

Re:        Endeavour Silver Corp.

In regard to the filing of the technical report entitled “NI 43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanaceví Project Durango State, Mexico” dated April 16, 2007 (the “Technical Report”), the undersigned hereby consents to:

(a)	The filing of the Technical Report, with the regulatory authorities referred to above.

Yours truly,

MICON INTERNATIONAL LIMITED

“Robert J. Leader”

Robert James Leader, M.Sc., P.Eng.
Senior Mining Engineer

P:\Clients\1-Sedar\Endeavur\Properties\43-101Reports\SantaCruz\March2007\ConsentofAuthorJLeader.doc

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763